Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

SYNIVERSE HOLDINGS, LLC

SUBSIDIARIES OF REGISTRANT

AS OF DECEMBER 31, 2003

SUBSIDIARY NAME	STATE OR OTHER JURISDICTION OF INCORPORATION
Syniverse Holdings, Inc.	Delaware
Syniverse Technologies, Inc.	Delaware
Syniverse Finance Inc.	Delaware
Syniverse Networks, Inc.	Delaware
Syniverse Technologies, BV	Netherlands
Syniverse Brience, LLC	Delaware
Syniverse Holdings Limited	United Kingdom
Syniverse Technologies Limited	United Kingdom